UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 48)



                         HEARST-ARGYLE TELEVISION, INC.
                                (Name of Issuer)


                              SERIES A COMMON STOCK
                         (Title of Class of Securities)

                                   422317 10 7
                                 (CUSIP Number)


                                  Eve B. Burton
                             The Hearst Corporation
                                959 Eighth Avenue
                            New York, New York 10019
                                 (212) 649-2045


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    Copy to:
                            Kathleen L. Werner, Esq.
                             Clifford Chance US LLP
                               31 West 52nd Street
                            New York, New York 10019
                                 (212) 878-8000



                                  June 16, 2006
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



                         (Continued on following pages)

-----------------------
CUSIP No. 422317 10 7                 13D
-----------------------
============ ===============================================================
    1.
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                               HEARST BROADCASTING, INC.
------------ ---------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)|_|
                                                                     (b)|_|
------------ ---------------------------------------------------------------
    3.
             SEC USE ONLY


------------ ---------------------------------------------------------------
    4.
             SOURCE OF FUNDS
                                        WC
------------ ---------------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                        |_|
------------ ---------------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

                                        DELAWARE
------------------------- ------- ------------------------------------------
                            7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ------------------------------------------
                            8.
                                  SHARED VOTING POWER
                                           68,635,409
                          ------- ------------------------------------------
                            9.
                                  SOLE DISPOSITIVE POWER

                          ------- ------------------------------------------
                           10.
                                  SHARED DISPOSITIVE POWER
                                           68,635,409
------------ ---------------------------------------------------------------
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           68,635,409
------------ ---------------------------------------------------------------
    12.
             CHECK  BOX IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES
             CERTAIN SHARES
                                                                        |_|
------------ ---------------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                          73.3%
------------ ---------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON
                                          CO
============ ===============================================================

-----------------------
CUSIP No. 422317 10 7                 13D
-----------------------
============ ===============================================================
    1.
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                       HEARST HOLDINGS, INC.
------------ ---------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)|_|
                                                                     (b)|_|
------------ ---------------------------------------------------------------
    3.
             SEC USE ONLY


------------ ---------------------------------------------------------------
    4.
             SOURCE OF FUNDS
                                       WC
------------ ---------------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                        |_|
------------ ---------------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

                                       DELAWARE
------------------------- ------- ------------------------------------------
                            7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ------------------------------------------
                            8.
                                  SHARED VOTING POWER
                                           68,635,409
                          ------- ------------------------------------------
                            9.
                                  SOLE DISPOSITIVE POWER

                          ------- ------------------------------------------
                           10.
                                  SHARED DISPOSITIVE POWER
                                           68,635,409
------------ ---------------------------------------------------------------
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           68,635,409
------------ ---------------------------------------------------------------
    12.
             CHECK  BOX IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES
             CERTAIN SHARES
                                                                        |_|
------------ ---------------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                           73.3%
------------ ---------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON
                                           CO
============ ===============================================================

-----------------------
CUSIP No. 422317 10 7                 13D
-----------------------
============ ===============================================================
    1.
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                 THE HEARST CORPORATION
------------ ---------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)|_|
                                                                     (b)|_|
------------ ---------------------------------------------------------------
    3.
             SEC USE ONLY


------------ ---------------------------------------------------------------
    4.
             SOURCE OF FUNDS
                                        WC
------------ ---------------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                        |_|
------------ ---------------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

                                        DELAWARE
------------------------- ------- ------------------------------------------
                            7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ------------------------------------------
                            8.
                                  SHARED VOTING POWER
                                           68,635,409
                          ------- ------------------------------------------
                            9.
                                  SOLE DISPOSITIVE POWER

                          ------- ------------------------------------------
                           10.
                                  SHARED DISPOSITIVE POWER
                                           68,635,409
------------ ---------------------------------------------------------------
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           68,635,409
------------ ---------------------------------------------------------------
    12.
             CHECK  BOX IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES
             CERTAIN SHARES
                                                                        |_|
------------ ---------------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                           73.3%
------------ ---------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON
                                            CO
============ ===============================================================

---------------------------------
CUSIP     No.      422317     10                13D
7
---------------------------------
============ ===============================================================
    1.
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                        THE HEARST FAMILY TRUST
------------ ---------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)|_|
                                                                     (b)|_|
------------ ---------------------------------------------------------------
    3.
             SEC USE ONLY


------------ ---------------------------------------------------------------
    4.
             SOURCE OF FUNDS
                                        WC
------------ ---------------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                        |_|
------------ ---------------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

                                        CALIFORNIA
------------------------- ------- ------------------------------------------
                            7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ------------------------------------------
                            8.
                                  SHARED VOTING POWER
                                           68,635,409
                          ------- ------------------------------------------
                            9.
                                  SOLE DISPOSITIVE POWER

                          ------- ------------------------------------------
                           10.
                                  SHARED DISPOSITIVE POWER
                                           68,635,409
------------ ---------------------------------------------------------------
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           68,635,409
------------ ---------------------------------------------------------------
    12.
             CHECK  BOX IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES
             CERTAIN SHARES
                                                                        |_|
------------ ---------------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            73.3%
------------ ---------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON
                                           OO (Testamentary Trust)
============ ===============================================================

                                  SCHEDULE 13D


         This Amendment No. 48 on Schedule 13D (the "Schedule 13D") relating to shares of Series A Common Stock, $0.01 par value per share ("Series A Common Stock"), of Hearst-Argyle Television, Inc., a Delaware corporation (the "Issuer"), is being filed jointly by The Hearst Corporation, a Delaware corporation ("Hearst"), Hearst Holdings, Inc., a Delaware corporation ("Hearst Holdings") and wholly-owned subsidiary of Hearst, Hearst Broadcasting, Inc., a Delaware corporation ("Hearst Broadcasting") and wholly-owned subsidiary of Hearst Holdings, and The Hearst Family Trust, a testamentary trust (the "Trust," and together with Hearst, Hearst Holdings and Hearst Broadcasting, the "Reporting Persons"), and supplements and amends the statement on Schedule 13D originally filed with the Commission on April 4, 1997 (as amended, the "Statement").


Item 2.  Identity and Background.

         Item 2 is amended as follows:

         Schedule I hereto sets forth the name, business address and present principal occupation or employment and address of any corporation or other organization in which such employment is conducted, for each of the directors and executive officers of Hearst, Hearst Holdings and Hearst Broadcasting and the trustees of the Trust. Schedule I also sets forth the citizenship of each of the directors and executive officers of Hearst, Hearst Holdings and Hearst Broadcasting and the trustees of the Trust.

Item 3.  Source and Amount of Funds or Other Consideration.

         The aggregate amount of funds used by Hearst Broadcasting to acquire the shares reported in Item 5(c) was $23,021,820.40. Hearst Broadcasting used its working capital to make such purchases.

Item 4.  Purpose of Transaction.

         Hearst Broadcasting  purchased  additional  Securities,  as reported in
Item 5(c) of this Statement, in order to increase its equity interest in the Issuer. See also Item 6. The acquisition of 627,570 shares of Series A Common Stock on June 15, 2006 was through an unsolicited private transaction with a stockholder of the Issuer.

Item 5.  Interest in Securities of the Issuer.

         (a) and (b) As of June 16, 2006, the Reporting Persons owned 26,350,630 shares of Series A Common Stock of the Issuer, 41,298,648 shares of Series B Common Stock and 500,000 of the Series B Preferred Securities (collectively, the "Securities"). Each share of Series B Common Stock of the Issuer is immediately convertible into one share of Series A Common Stock of the Issuer. Therefore, the 41,298,648 shares of Series B Common Stock owned directly by Hearst Broadcasting represent, if converted, 41,298,648 shares of Series A Common Stock of the Issuer. Each of the Series B Preferred Securities are convertible at the option of Hearst Broadcasting into Series B Subordinated Debentures, on a share-for-share basis. Thereafter, the Series B Subordinated Debentures are required under the terms thereof to be converted into 986,131 shares of Series A Common Stock. Under the definition of "beneficial ownership" as set forth in Rule 13d-3 of the Exchange Act, Hearst Broadcasting, Hearst Holdings, Hearst and the Trust are deemed to have beneficial ownership of each of the combined 68,635,409 shares of the Securities. The Trust, as the owner of all of Hearst's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst, as the owner of all of Hearst Holdings' issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst Holdings, as the owner of all of Hearst Broadcasting's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. As a result, Hearst Broadcasting, Hearst Holdings, Hearst and the Trust may be deemed to share the power to direct the voting of and the disposition of the Securities. The Securities constitute approximately 73.3% of the combined shares of Series A Common Stock and Series B Common Stock outstanding of the Issuer, based on the number of outstanding shares as of April 24, 2006, as per the Form 10-Q filed with the Securities and Exchange Commission on May 3, 2006, and assuming conversion of the Series B Preferred Securities owned by the Reporting Persons.


         (c) Since filing Amendment No. 47 to the Statement, Hearst Broadcasting has made the following purchases of Series A Common Stock of the Issuer pursuant to open-market transactions (except as set forth in item 4):


Date              # of Shares         Price per Share ($)          Cost ($)
------------- -------------------- ------------------------- -------------------
4/25/2006                700              22.4600                  15,722.00
4/25/2006                300              22.4900                   6,747.00
4/25/2006              1,400              22.5000                  31,500.00
4/25/2006                300              22.5100                   6,753.00
4/25/2006              1,000              22.5400                  22,540.00
4/25/2006              1,600              22.5600                  36,096.00
4/25/2006                200              22.5700                   4,514.00
4/25/2006              1,000              22.5800                  22,580.00
4/25/2006              9,000              22.5900                 203,310.00
4/25/2006              4,900              22.6000                 110,740.00
4/26/2005                800              22.7300                  18,184.00
4/26/2005              2,100              22.7400                  47,754.00
4/26/2005              4,400              22.7500                 100,100.00
4/26/2005              1,600              22.7600                  36,416.00
4/26/2005                400              22.7900                   9,116.00
4/26/2005              1,400              22.8000                  31,920.00
4/26/2005              1,400              22.8200                  31,948.00
4/26/2005              1,600              22.8300                  36,528.00
4/26/2005              1,300              22.8400                  29,692.00
4/26/2005                300              22.8500                   6,855.00
4/26/2005                200              22.8600                   4,572.00
4/26/2005                800              22.8700                  18,296.00
4/26/2005              1,900              22.8800                  43,472.00
4/26/2005                700              22.8900                  16,023.00
4/26/2005                400              22.9000                   9,160.00
4/26/2005                200              22.9100                   4,582.00
4/26/2005                900              22.9400                  20,646.00
4/27/2006              1,000              22.6500                  22,650.00
4/27/2006              1,500              22.6700                  34,005.00
4/27/2006              3,600              22.6800                  81,648.00
4/27/2006              2,900              22.6900                  65,801.00
4/27/2006              2,100              22.7000                  47,670.00
4/27/2006              2,400              22.7100                  54,504.00
4/27/2006              2,600              22.7200                  59,072.00
4/27/2006                600              22.7300                  13,638.00
4/27/2006              1,200              22.7400                  27,288.00
4/27/2006              1,700              22.7500                  38,675.00
4/27/2006                500              22.7600                  11,380.00
4/27/2006                300              22.7700                   6,831.00
4/28/2006                800              22.9000                  18,320.00
4/28/2006                500              22.9100                  11,455.00
4/28/2006                900              22.9200                  20,628.00
4/28/2006              1,900              22.9300                  43,567.00
4/28/2006              1,700              22.9400                  38,998.00
4/28/2006                500              22.9500                  11,475.00
4/28/2006                100              22.9600                   2,296.00
4/28/2006                400              22.9800                   9,192.00
4/28/2006              1,500              22.9900                  34,485.00
4/28/2006              2,500              23.0000                  57,500.00
 5/1/2006              1,200              22.9100                  27,492.00
 5/1/2006              1,000              22.9200                  22,920.00
 5/1/2006                200              22.9500                   4,590.00
 5/1/2006                200              22.9600                   4,592.00
 5/1/2006                200              22.9800                   4,596.00
 5/1/2006                100              22.9900                   2,299.00
 5/1/2006              3,600              23.0000                  82,800.00
5/11/2006                800              22.9500                  18,360.00
5/11/2006                300              22.9700                   6,891.00
5/11/2006                100              22.9800                   2,298.00
5/11/2006                400              22.9900                   9,196.00
5/11/2006              1,200              23.0000                  27,600.00
5/25/2006             22,400              22.1500                 496,160.00
 6/8/2006                200              21.8100                   4,362.00
 6/8/2006                400              21.8200                   8,728.00
 6/8/2006                300              21.8300                   6,549.00
 6/8/2006                500              21.8400                  10,920.00
 6/8/2006                300              21.8500                   6,555.00
 6/8/2006              3,400              21.9000                  74,460.00
 6/8/2006              2,300              21.9100                  50,393.00
 6/8/2006              1,000              21.9200                  21,920.00
 6/8/2006              4,500              21.9300                  98,685.00
 6/8/2006              1,400              21.9400                  30,716.00
 6/8/2006                700              21.9500                  15,365.00
 6/8/2006              1,600              21.9600                  35,136.00
 6/8/2006              1,200              21.9700                  26,364.00
 6/8/2006                300              21.9900                   6,597.00
 6/8/2006              4,500              22.0000                  99,000.00
 6/9/2006             75,300              21.9000               1,649,070.00
6/13/2006                100              21.7000                   2,170.00
6/13/2006                900              21.7100                  19,539.00
6/13/2006                300              21.7200                   6,516.00
6/13/2006                300              21.7300                   6,519.00
6/13/2006              3,500              21.7400                  76,090.00
6/13/2006              1,600              21.7500                  34,800.00
6/14/2006                300              21.6200                   6,486.00
6/14/2006                400              21.6500                   8,660.00
6/14/2006                300              21.6800                   6,504.00
6/14/2006                100              21.6800                   2,168.00
6/14/2006                700              21.6900                  15,183.00
6/14/2006              3,300              21.6900                  71,577.00
6/14/2006              1,900              21.7000                  41,230.00
6/14/2006                500              21.7000                  10,850.00
6/14/2006                200              21.7100                   4,342.00
6/14/2006                500              21.7200                  10,860.00
6/14/2006                200              21.7400                   4,348.00
6/14/2006             17,100              21.7500                 371,925.00
6/15/2006                400              21.6000                   8,640.00
6/15/2006            627,570              21.2200              13,317,035.40
6/16/2006            207,600              21.7000               4,504,920.00
                   1,069,370                                   23,021.820.40



Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         In May 1998, the Board of Directors of Hearst approved the purchase from time to time by Hearst Broadcasting of up to ten million shares of the Issuer through open market purchases, privately negotiated transactions or otherwise. On December 8, 1999, the Board of Directors of Hearst approved the purchase from time to time by Hearst Broadcasting of up to fifteen million shares of the Issuer (inclusive of the ten million shares previously authorized). On December 6, 2000, Hearst's Board approved the purchase from time to time by Hearst Broadcasting of up to 20 million shares of the Issuer (inclusive of the fifteen million shares previously authorized). On September 23, 2005, the Board of Directors of Hearst approved the purchase from time to time by Hearst Broadcasting of up to 25 million shares of the Issuer (inclusive of the 20 million shares previously authorized). Hearst Broadcasting's transactions under its program, for which the authorization remains active, are reported elsewhere in this Schedule.

         In May 1998, the Issuer's Board of Directors authorized the repurchase of up to $300 million of Series A Common Stock, such repurchases to be effected from time to time in the open market or in private transactions, subject to market conditions and management's discretion.

         There can be no assurance that Hearst Broadcasting or the Issuer will continue to repurchase shares in the future or, if either of them does so, what the terms of such repurchases will be. However, to the extent that both Hearst Broadcasting and the Issuer decide to purchase shares of Series A Common Stock on any single day, they are required to aggregate their purchases and to use a single broker/dealer pursuant to Rule 10b-18 under the Securities Exchange Act of 1934, as amended. Accordingly, they have agreed that any such purchases on that day will be divided between them equally.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 19, 2006



                                                 HEARST BROADCASTING, INC.


                                                 By: /s/ Eve B. Burton
                                                    ------------------------
                                                    Name:  Eve B. Burton
                                                    Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 19, 2006



                                                 HEARST HOLDINGS, INC.


                                                 By: /s/ Eve B. Burton
                                                    ------------------------
                                                    Name:  Eve B. Burton
                                                    Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 19, 2006


                                                 THE HEARST CORPORATION


                                                 By: /s/ Eve B. Burton
                                                    ------------------------
                                                    Name:  Eve B. Burton
                                                    Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 19, 2006



                                                 THE HEARST FAMILY TRUST


                                                  By: /s/ Frank A. Bennack, Jr.
                                                    ----------------------------
                                                    Name:  Frank A. Bennack, Jr.
                                                    Title: Trustee

                                   SCHEDULE I
                     INFORMATION REGARDING THE DIRECTORS AND
              EXECUTIVE OFFICERS OF HEARST, HEARST BROADCASTING AND
             HEARST HOLDINGS AND TRUSTEES OF THE HEARST FAMILY TRUST


Set forth in the table below is the name and the present principal occupation or employment of each director and executive officer of Hearst, Hearst Broadcasting and Hearst Holdings. Unless otherwise indicated, each person identified below is employed by Hearst Communications, Inc., an indirect, wholly-owned subsidiary of Hearst, and may perform services for Hearst or one of Hearst's other wholly-owned subsidiaries. The principal business address of Hearst, Hearst Broadcasting, Hearst Holdings and Hearst Communications, Inc. and, unless otherwise indicated, each person identified below, is 959 Eighth Avenue, New York, New York 10019. The principal business address of the Trust is 888 Seventh Avenue, New York, New York 10106. Trustees of the Trust are identified by an asterisk ("*"). Unless otherwise indicated, all persons identified below are U.S. citizens.



                                               Present Office/Principal
Name                                           Occupation or Employment
---------------------------------------------- -------------------------------------------------------------------------------------
HEARST

George R. Hearst, Jr.*                         Chairman of the Board, Director

Frank A. Bennack, Jr.* (2)                     Vice Chairman of the Board, Chairman of Executive Committee, Director

Victor F. Ganzi*                               President, Chief Executive Officer, Director

James M. Asher                                 Senior Vice President, Chief Legal and Development Officer, Director

Anissa B. Balson*                              Director

David J. Barrett (1)                           Director; President and Chief Executive Officer: Hearst-Argyle Television, Inc.

Cathleen P. Black                              Senior Vice President, Director; President: Hearst Magazines Division,
                                               Hearst Communications, Inc.

Catherine A. Bostron                           Secretary

Eve B. Burton                                  Vice President, General Counsel

John G. Conomikes* (2)                         Director

Richard E. Deems* (2)                          Director

Steven DeLorenzo                               Vice President

Ronald J. Doerfler                             Senior Vice President, Chief Financial Officer, Treasurer, Director

Alfredo Gatto                                  Vice President; Vice President and General Manager, Hearst Service Center Division,
                                               Hearst Communications, Inc.

George J. Green                                Vice President; President: Hearst Magazines International Division,
                                               Hearst Communications, Inc.

Mark Hasson                                    Vice President-Finance

Austin Hearst (1)                              Director; Vice President: Hearst Entertainment Distribution Division,
                                               Hearst Entertainment, Inc.

John R. Hearst, Jr.*                           Director

Stephen T. Hearst (4)                          Director; Vice President: San Francisco Realties Division; Vice President,
                                               San Simeon Ranch Division, Hearst Holdings, Inc.

William R. Hearst, III* (3)                    Director; Partner: Kleiner, Perkins, Caufield & Byers

George B. Irish                                Senior Vice President, Director; President: Hearst Newspapers Division,
                                               Hearst Communications, Inc.

Harvey L. Lipton* (2)                          Director

Richard P. Malloch                             Vice President; President: Hearst Business Media Group Administrative Division,
                                               Hearst Communications, Inc.

Gilbert C. Maurer* (2)                         Director

Mark F. Miller* (2)                            Director

Bruce L. Paisner                               Vice President; Executive Vice President: Hearst Entertainment and
                                               Syndication Group Administrative Division, Hearst Communications, Inc.

Raymond J. Petersen*                           Director; Executive Vice President: Hearst Magazines Division,
                                               Hearst Communications, Inc.

Dionysios Psyhogios                            Vice President-Taxes

Virginia Hearst Randt*                         Director

Debra Shriver                                  Vice President



HEARST BROADCASTING

John G. Conomikes* (2)                         President, Director

James M. Asher                                 Vice President

David J. Barrett (1)                           Vice President, Director; President and Chief Executive Officer:
                                               Hearst-Argyle Television, Inc.

Eve B. Burton                                  Vice President

Ronald J. Doerfler                             Vice President, Treasurer

Victor F. Ganzi*                               Vice President, Director

Catherine A. Bostron                           Secretary

Frank A. Bennack, Jr.* (2)                     Director

George R. Hearst, Jr.*                         Director

William R. Hearst, III* (3)                    Director; Partner: Kleiner, Perkins, Caufield & Byers

Gilbert C. Maurer* (2)                         Director



HEARST HOLDINGS

George R. Hearst, Jr.*                         Chairman of the Board, Director

Frank A. Bennack, Jr.* (2)                     Vice Chairman of the Board, Chairman of Executive Committee, Director

Victor F. Ganzi*                               President, Chief Executive Officer, Director

James M. Asher                                 Senior Vice President, Chief Legal and Development Officer, Director

Anissa B. Balson*                              Director

David J. Barrett (1)                           Director; President and Chief Executive Officer: Hearst-Argyle Television, Inc.

Cathleen P. Black                              Senior Vice President, Director; President: Hearst Magazines Division,
                                               Hearst Communications, Inc.

Catherine A. Bostron                           Secretary

Eve B. Burton                                  Vice President, General Counsel

John G. Conomikes* (2)                         Director

Richard E. Deems* (2)                          Director

Steven DeLorenzo                               Vice President

Ronald J. Doerfler                             Senior Vice President, Chief Financial Officer, Treasurer, Director

Alfredo Gatto                                  Vice President; Vice President and General Manager, Hearst Service Center Division,
                                               Hearst Communications, Inc.

George J. Green                                Vice President; President: Hearst Magazines International Division,
                                               Hearst Communications, Inc.

Mark Hasson                                    Vice President-Finance

Austin Hearst (1)                              Director; Vice President: Hearst Entertainment Distribution Division,
                                               Hearst Entertainment, Inc.

John R. Hearst, Jr.*                           Director

Stephen T. Hearst (4)                          Director; Vice President: San Francisco Realties Division, The Hearst Corporation;
                                               Vice President, San Simeon Ranch Division, Hearst Holdings, Inc.

William R. Hearst, III* (3)                    Director; Partner: Kleiner, Perkins, Caufield & Byers

George B. Irish                                Senior Vice President, Director; President: Hearst Newspapers Division,
                                               Hearst Communications, Inc.

Harvey L. Lipton* (2)                          Director

Richard P. Malloch                             Vice President; President: Hearst Business Media Group Administrative Division,
                                               Hearst Communications, Inc.

Gilbert C. Maurer* (2)                         Director

Mark F. Miller* (2)                            Director

Bruce L. Paisner                               Vice President; Executive Vice President: Hearst Entertainment and
                                               Syndication Group Administrative Division, Hearst Communications, Inc.

Raymond J. Petersen*                           Director; Executive Vice President: Hearst Magazines Division,
                                               Hearst Communications, Inc.

Dionysios Psyhogios                            Vice President-Taxes

Virginia Hearst Randt*                         Director

Debra Shriver                                  Vice President


_________________________________
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(2)      Self-employed, non-employed or retired

(3)      765 Market Street, #34D
         San Francisco, CA 94103

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